Exhibit 99.1

Corporación América Airports S.A. Reports July 2025 Passenger Traffic

Total passenger traffic up 8.2% YoY, up 11.4% YoY in Argentina

International passenger traffic up 7.2% YoY; up 13.2% YoY in Argentina

Luxembourg, August 21, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today an 8.2% year-on-year (YoY) increase in passenger traffic in July 2025.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2025 vs. 2024)
Statistics	Jul'25	Jul'24	% Var.	YTD’25	YTD'24	% Var.
Domestic Passengers (thousands)	3,991	3,663	9.0%	25,057	23,000	8.9%
International Passengers (thousands)	3,241	3,022	7.2%	19,440	17,464	11.3%
Transit Passengers (thousands)	718	659	9.0%	4,507	4,058	11.1%
Total Passengers (thousands)[1]	7,950	7,344	8.2%	49,004	44,521	10.1%
Cargo Volume (thousand tons)	31.0	30.4	2.1%	224.1	213.4	5.0%
Total Aircraft Movements (thousands)	78.1	73.4	6.4%	498.7	468.0	6.6%

1 Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 11.0%.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 8.2% in July compared to the same month in 2024. Domestic passenger traffic rose by 9.0% year over year (YoY), largely driven by Argentina, along with strong performances in Brazil, Italy and, to a lesser extent, Ecuador. Meanwhile, international traffic grew by 7.2%, with all operating countries contributing positively YoY—except Uruguay—and particularly strong results in Argentina, Brazil, Italy and Armenia. Notably, Argentina accounted for over 70% of the total traffic growth in July.

In Argentina, total passenger traffic increased by 11.4% YoY, driven by double-digit growth in international traffic and high single-digit growth in domestic traffic. Domestic traffic continued its strong performance, rising by 9.9% YoY. JetSMART continued to gain market share, adding another Airbus A321neo to its fleet—now totaling 17 aircraft—with capacity for 230 passengers. Aerolíneas Argentinas began operating the Córdoba–Esquel route and incorporated a new Boeing 737 MAX 8 into its MAX family, as part of its narrow-body fleet modernization plan. International traffic also remained strong, increasing by 13.2% YoY. LATAM increased frequencies between Córdoba and Lima, offering for the first time ten weekly flights, initially on a seasonal basis. JetSMART inaugurated its Buenos Aires–Recife route with four weekly flights, while GOL resumed seasonal service from São Paulo to Bariloche with three weekly flights. Notably, operations at Aeroparque and Ezeiza airports were temporarily affected by adverse weather conditions on July 8.

In Italy, passenger traffic grew by 6.5% compared to the same month in 2024, mainly supported by an increase in flight frequencies by Ryanair. International passenger traffic — which accounted for over 80% of total traffic — rose by 5.9% YoY, driven by a 12.4% increase at Florence Airport and a 2.1% increase at Pisa Airport. Domestic passenger traffic grew by 8.2% YoY, supported by a strong performance at Pisa Airport due to the increase in Ryanair’s flight frequencies, partially offset by a 3.3% decline at Florence Airport.

In Brazil, total passenger traffic increased by 6.0% YoY, reflecting an improvement in traffic trends despite ongoing challenges in the aviation environment and aircraft constraints in the country. Domestic traffic, which accounted for nearly 60% of total traffic, rose by 7.8% YoY, while transit passengers increased by 2.7% YoY. Notably, although representing a small share of total traffic (6%), international traffic grew by 10.0% YoY.

In Uruguay, total passenger traffic — predominantly international — declined by 5.5% YoY. Azul Linhas Aéreas inaugurated a new direct route between Montevideo and Campinas, with five weekly flights. Traffic in July was impacted by the removal of the Montevideo–Buenos Aires route by JetSMART, as well as several days of adverse weather conditions that led to flight cancellations.

In Ecuador, where security concerns persist, passenger traffic remained largely flat YoY. International traffic declined slightly by 0.7% YoY, mainly due to reduced operations to the U.S., while domestic traffic rose by 2.1% YoY, although high airfares continued to dampen travel demand.

In Armenia, passenger traffic increased by 6.8% YoY. Travel demand has benefited from the introduction of new airlines and routes, as well as increased flight frequencies. Wizz Air recently announced the opening of a new base at Yerevan’s Zvartnots Airport, with two aircraft and eight new direct routes to Europe.

Cargo Volume and Aircraft Movements

Cargo volume increased by 2.1% compared to the same month in 2024, with positive YoY contributions from all countries of operations except for Ecuador and Brazil. Performance by country was as follows: Uruguay (+26.2%), Armenia (+13.5%), Italy (+4.7%), Argentina (+0.7%), Brazil (-0.7%), and Ecuador (-13.2%). Argentina, Brazil, and Armenia accounted for almost 80% of the total cargo volume in July.

Aircraft movements increased by 6.4% YoY, with positive contributions from all countries of operation, except Uruguay: Armenia (+11.4%), Italy (+9.0%), Argentina (+6.8%), Ecuador (+5.5%), Brazil (+4.0%), and Uruguay (-4.4%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in July.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2025 vs. 2024)

	Jul'25	Jul'24	% Var.	YTD'25	YTD'24	% Var.
Passenger Traffic (thousands)
Argentina	4,189	3,761	11.4%	26,994	23,642	14.2%
Italy	1,061	996	6.5%	5,586	5,118	9.1%
Brazil (1)	1,469	1,386	6.0%	9,238	8,799	5.0%
Uruguay	180	191	-5.5%	1,357	1,311	3.5%
Ecuador	423	423	0.1%	2,726	2,707	0.7%
Armenia	627	587	6.8%	3,103	2,943	5.4%
TOTAL	7,950	7,344	8.2%	49,004	44,521	10.1%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 11.0% for CAAP and 9.6% for Brazil.

Cargo Volume (tons)
Argentina	15,614	15,501	0.7%	116,849	109,598	6.6%
Italy	1,239	1,183	4.7%	7,603	7,542	0.8%
Brazil	5,509	5,549	-0.7%	36,184	36,447	-0.7%
Uruguay	2,738	2,169	26.2%	20,322	17,383	16.9%
Ecuador	2,840	3,271	-13.2%	21,261	22,365	-4.9%
Armenia	3,043	2,681	13.5%	21,879	20,023	9.3%
TOTAL	30,983	30,353	2.1%	224,098	213,358	5.0%
Aircraft Movements
Argentina	41,672	39,017	6.8%	274,058	253,640	8.0%
Italy	9,867	9,053	9.0%	50,939	47,275	7.8%
Brazil	12,718	12,224	4.0%	84,663	82,081	3.1%
Uruguay	2,154	2,254	-4.4%	19,817	18,821	5.3%
Ecuador	7,153	6,779	5.5%	45,661	44,183	3.3%
Armenia	4,524	4,061	11.4%	23,610	22,021	7.2%
TOTAL	78,088	73,388	6.4%	498,748	468,021	6.6%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716